82-3190

SHIN CORPORATION

04024788

Invitation Letter for Annual General Meeting of Shareholders of 2004

Shin Corporation Plc.

on 23 April 2004
at 2.00 p.m.

At Auditorium Room, Shinawatra Tower 1, 19th Floor
414 Phahonyotin Road, Paya Thai, Bangkok

dlw 5/5

In order to enhance efficient registration process, please bring the proxy along to the meeting

CONTENT

Ask for further information at :

Compliance Department, Shin Corporation Plc.
Tel : 0-2299-5221, 0-2299-5226 Fax : 0-2270-0658

SHIN CORPORATION

Registration No. Bor.Mor.Jor. 58

5 April 2004

Subject Invitation to the Annual General Meeting of Shareholders for 2004

To All Shareholders

This Notice is hereby given by the Board of Directors of Shin Corporation Public Company Limited (the "Company") that the Annual General Meeting of Shareholders of the Company for 2004 shall be held on 23 April 2004 at 2.00 p.m. *(Registered time : 1.00 p.m.)* at the Auditorium, 19th Floor, Shinawatra Tower 1, 414 Pahonyotin Road, Kwaeng Samsen Nai, Khet Payathai, Bangkok. The agenda is as follows:

Agenda No. 1 **Matters to be informed**

Agenda No. 2 **To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2003, held on 29 April 2003**

Board's Opinion: The Board recommends that the Minutes of the Annual General Meeting of Shareholders for 2003, held on 29 April 2003, be adopted as accurate record. Details are as shown in *Enclosure 1*.

Agenda No. 3 **To consider and adopt the report on the operating results of the Company for 2003**

Board's Opinion: The Board recommends that the report on the operating results of the Company for 2003 be adopted. Details are as shown in *Enclosure 2*.

Agenda No. 4 **To consider and approve the balance sheets, the income statements, and the cash flow statements for the fiscal year ended 31 December 2003**

Board's Opinion: The Board recommends that the balance sheets, the income statements, and the cash flow statements for the fiscal year ended 31 December 2003 which have been agreed by Remuneration Committee and audited by the external auditors of the Company, be approved. Details are as shown in *Enclosure 2* (Company's Annual Report).

Agenda No. 5 **To consider and approve the appropriation of the net profit of 2003 as dividends**

Board's Opinion: The Board recommends that the distribution of dividends for the period of 1 July until 31 December 2003 performance at Baht 0.90 per share, totaling Baht 2,652,992,280 (Baht two thousand six hundred and fifty two million nine hundred and ninety-two thousand two hundred and eighty) paid to the shareholders whose names appeared in the Company's share register book as of 5 April 2004 and the dividend payment date be on 21 May 2004, be approved.

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299 5196 www.shincorp.com

The Company paid interim dividends to the shareholders for the period of 1 January until 30 June 2003 performance, at Baht 0.75 per share, totaling Baht 2,202,991,875 (Baht two thousand two hundred and two million nine hundred and ninety-one thousand eight hundred and seventy five), totaling Baht 1.65 per share for all 2003 performance totaling Baht 4,855,984,155 (Baht four thousand eight hundred and fifty five million nine hundred and eighty-four thousand one hundred and fifty five).

Agenda No. 6 To consider and approve the appointment of the Company's auditors for 2004 and to fix their remuneration

Board's Opinion: The Board recommends that the auditors from PricewaterhouseCoopers ABAS Company Limited ("PwC") which has been the auditing firm of the Company, its subsidiaries and its affiliates since 1999 as agreed by Remuneration Committee, be reappointed to be the auditors of the Company for 2004. The name list of auditors is as follows:

1. Mr. Prasan Chuaphanich	CPA (Thailand) No. 3051
2. Miss Nangnoi Charoenthanveesub	CPA (Thailand) No. 3044
3. Mrs. Suwannee Bhuripanyo	CPA (Thailand) No. 3371
4. Mr. Pasit Yuengsrikul	CPA (Thailand) No. 4174

The above auditors are independent persons and have no any conflict of interests with the Company, its subsidiaries and its affiliates.

Any of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the event that the above auditors are not available, PwC is authorized to identify any auditor of PwC who qualifies as a Certified Public Accountant to carry out the work.

It is recommended that the audit fee be fixed at not more than Baht 2,310,000 (Baht two million three hundred and ten thousand), increasing Baht 110,000 (Baht one hundred and ten thousand) from last year; due to scope of works increasing pertaining to diversification of the Company's investment.

Agenda No. 7 To consider and approve the election of directors to replace those retired by rotation and to determine the authorized signatories of the Company

Board's Opinion:

7.1. The Board recommends that the following four directors retiring from the Company's directorship, be re-elected.

(1) Mr. Boonklee Plangsiri	: Authorised Director
(2) Mr. Niwatthamrong Boonsongpaisan	: Director

(3) Mr. Arak Chonlatanon : Authorised Director

(4) Mrs. Chua Sock Koong : Director

Details about age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance, and contributions to the Company for each director are provided in *Enclosure 3*.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Articles of Association of the Company.

7.2. The Board recommends maintaining the currently authorized Company signatories as follows;

Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon and Mrs. Siripen Sitasuwan, any two of the four directors jointly sign with the Company's seal affixed.

Agenda No. 8 To consider and approve the remuneration of the Board of Directors of the Company for 2004

Board's Opinion The Board recommends that the following remuneration as agreed by Remuneration Committee, be approved:

The remuneration of the chairman of the Board, the independent directors and the outside directors of the Company, which is to be comparable to similar industries, is up to Baht 10,000,000 (Baht Ten million) per annum, increasing Baht 2,000,000 (Baht two million) from last year. The remuneration consists of salary, bonus, welfare, provident fund, and meeting allowance.

The Remuneration Committee proposed to increase the meeting allowance as follows :

- The allowance for Board meetings is Baht 25,000 (increasing Baht 5,000 from last year) each for independent directors or outside directors of the Company only.

- The independent directors or outside directors who simultaneously act as members of any Committees of the Company shall also receive another Baht 25,000 (increasing Baht 5,000 from last year) except in the case of independent directors who act as the chairman of any Committee, who shall be paid Baht 30,000 (increasing Baht 5,000 from last year) for attending a Committee meeting.

Agenda No. 9 To consider and approve the issuance and offering of 13,660,200 units of warrants to purchase the Company's ordinary shares (the "Warrants") to the directors, employees and advisors of the Company under the ESOP Program, Grant III

Board's Opinion: The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefits for the Company, as well as retain them for the Company. The Board recommends that the issuance and offering of 13,660,200 units of the Warrants to not more than 35 persons under the ESOP Program, Grant III as agreed by Remuneration Committee, be approved. Details of the terms and conditions are as shown in *Enclosure 4*.

The Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine other provisions pertaining to the issuance of the Warrants, including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the Warrants.

The shareholder meeting shall pass a resolution to approve the issuance and offering of the Warrants to directors, employees and advisors of the Company with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that shareholders holding an aggregate number of shares exceeding 10 percent of the votes of shareholders attending the meeting do not oppose the resolution.

Agenda No. 10 To consider and approve the allocation of 13,660,200 new ordinary shares (at the par value of Baht One each) in order to reserve for the exercise of the Warrants under the ESOP Program, Grant III

Board's Opinion: For the issuance and offering of warrants according to Agenda No. 9, the Company shall allocate its ordinary shares in order to reserve for the exercise of the Warrants under the ESOP Program, Grant III. As a result, the Board recommends that the allocation of 13,660,200 new ordinary shares at the par value of Baht One each, from the remaining 901,916,300 new ordinary shares at the par value of Baht One each allocated for Private Placement, be approved. Details are as shown in *Enclosure 5*.

The Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine related details and conditions as well as necessary and appropriate action in connection with the allocation and listing of such new ordinary shares on the Stock Exchange of Thailand.

Agenda No. 11 **To consider and approve the allocation of the Warrants exceeding 5% of the Warrants issued under the ESOP Program, Grant III to each of the following directors, employees and advisors of the Company**

Director/Employee	No. of Warrants Allocated	% (of the Program)
1. Mr. Boonklee Plangsiri	7,083,700 units	51.86 %
Director and Chairman of the Group Executive Committee		
The total number of Board meetings and the attendance at and absence from these meetings during the last year. Shin Corporation Public Company Limited		
Meeting/Time	Attending/Time	
6	6	

2. Mr. Somprasong Boonyachai	976,000 units	7.14%
Director, Group Vice Chairman of the Group Executive Committee / Human Resources		

3. Dr. Dumrong Kasemset	976,000 units	7.14%
Director, Group Vice Chairman of the Group Executive Committee / Portfolio Management		
The total number of Board meetings and the attendance at and absence from these meetings during the last year. Shin Satellite Public Company Limited (a subsidiary of the Company)		
Meeting/Time	Attending/Time	
5	5	

4. Mr. Niwathamrong Boonsongpaisarn	764,200 units	5.59%
Director, Group Vice Chairman of the Group Executive Committee / Corporate Public Relations		
The total number of Board meetings and the attendance at and absence from these meetings during the last year. Shin Corporation Public Company Limited		
Meeting/Time	Attending/Time	
6	4	

5. Mrs. Siripen Sitasuwan	763,400 units	5.59%
Director, Group Chief Financial Officer		
The total number of Board meetings and the attendance at and absence from these meetings during the last year. Shin Corporation Public Company Limited		
Meeting/Time	Attending/Time	
6	5	

Opinion of the Board of Directors and of the Remuneration Committee for the ESOP Program:-

The Board of Directors and the Remuneration Committee for the ESOP Program recommend that the allocation exceeding 5% of the Warrants under the ESOP Program, Grant III to each of the above 5 persons, be approved. This is because they possess high competency and accountability and have demonstrated excellent performance. Furthermore, they are honest and loyal to the Company and have performed their duties for the benefit of the Company at all times. The Warrants' allocation for this ESOP Program will motivate efficient performance by directors and employees, which will result in good operating results of the Company. Details are as shown in *Enclosure 6*.

The shareholders meeting shall pass a resolution to approve the allocation of the Warrants to each of the directors and employees with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that there are not shareholders holding an aggregate number of shares exceeding 5 percent of the total votes of the shareholders attending the meeting opposing the resolution.

Agenda No.12 Other business (if any)

The share register book of the Company was closed at 12 noon on 5 April 2004 in order to determine those shareholders who are eligible to attend and vote at the meeting until the Annual General Meeting of Shareholders for 2004 is adjourned.

Kindly attend the meeting on the date, time and place specified above. If you are unable to attend the meeting, please appoint a person or independent director to attend and vote at the meeting on your behalf by completing the enclosed proxy form. As a result of barcode system used, please bring the enclosed proxy along to the meeting in order to make efficient registration process. You are required to submit documents or other evidence showing that you are a shareholder or an authorized representative as specified in the attached list.

Yours sincerely,

(Mr.Boonklee Plangsiri)
Director
By order of the Board of Directors
Shin Corporation Public Company Limited

Minutes of the Annual General Meeting of Shareholders for the Year 2003

Date, Time & Place

Held on Tuesday, 29 April 2003 at 2.00 p.m. at the Auditorium, 19th Floor, Shinawatra Tower 1, No.414 Pahon Yotin Road, Kwaeng Samsen Nai, Khet Paya Thai, Bangkok

Company's Auditor Present

Mr. Prasan Chuaphanich, CPA (Thailand) No. 3051 of PricewaterhouseCoopers ABAS Company Limited

Preliminary Proceedings

Mr. Bhanapot Damapong was the Chairman of the meeting. The Chairman announced that there were 256 shareholders present in person and by proxy representing 1,948,553,820 shares or 66.34 percent of 2,937,000,000 total issued shares of the Company, and that a quorum was constituted as required by the Company's Articles of Association. The Chairman then declared the meeting duly convened.

Agenda 1 Matters to be informed

No matter to be informed

Agenda 2 To consider and certify the Minutes of the Annual General Meeting of Shareholders for the Year 2002, held on 30 April 2002

The Chairman proposed that the meeting certify the Minutes of the Annual General Meeting of Shareholders for the Year 2002, held on 30 April 2002 which was sent to the shareholders together with the notice of this annual general meeting of shareholders.

Resolution : It was unanimously resolved that the Minutes of the Annual General Meeting of Shareholders for the Year 2002, held on 30 April 2002 be approved.

Agenda 3 To consider and certify the Board of Directors' report on the operating results of the Company for the year 2002

Mr. Boonklee Plangsiri, the Executive Chairman reported the operating results of the Company for the year 2002 to the meeting. He informed the meeting of the key events in 2002 of the Company and its subsidiaries, engaging in the business of wireless communication, satellite and international business, media and advertising, and E-business. He reported the operating results of the Company which had the net profit of Baht 5,281 million in 2002. He additionally reported the operating result for the year 2002 of Advance Info Services Public Company Limited (AIS) and its subsidiaries, Shin Satellite Public Company Limited (SATTEL) and its subsidiaries and ITV Public Company Limited (ITV). Additional details are presented in the Company's annual report of 2002 which was sent to the shareholders together with the notice of this annual general meeting of shareholders.

The meeting then was proposed to consider and certify this matter.

Resolution : It was unanimously resolved that the operating results of the Company for the year 2002 as per the above details be certified.

Agenda 4 **To consider and approve the balance sheets, the income statement, and cash flow statement for the year ended 31 December 2002**

Mr. Boonklee Plangsiri, the Executive Chairman informed the meeting that in order to comply with the law and the Company's Articles of Association, the balance sheets, income statement and cash flow statement of the Company for the year ended 31 December 2002 which have been audited by the Company's auditors must be approved by this annual general meeting of shareholders.

Details of the balance sheets, income statement and cash flow statement are presented in the 2002 Annual Report of the Company which sent to the shareholders together with the notice of this annual general meeting of shareholders.

The meeting then was proposed to consider and approve the balance sheets, income statement, and cash flow statement of the Company for the year ended 31 December 2002.

Resolution : It was unanimously resolved that the balance sheets, income statement, and cash flow statement of the Company for the year ended 31 December 2002 be approved.

Agenda 5 **To consider and approve the appropriation of the net profit as dividend for the Year 2002**

Mr. Boonklee Plangsiri, the Executive Chairman informed the meeting that according to the financial statements of the Company for the year ended 31 December 2002, the Company made Baht 5,281 million net profit from its operations in 2002 or Baht 1.80 earning per share. The Management have deemed it appropriate to distribute a dividend for the Year 2002 to shareholders of the Company at a rate of Baht 0.50 per share of 2,937 million total issued shares, totalling Baht 1,468.50 million.

This dividend to be paid to shareholders is funded by dividends paid to the Company by Advance Info Services Public Company Limited, amounting to Baht 1,959 million. Some received dividends are reserved for repayment of the Company's loan and the interest due on the Company's debentures.

This meeting was proposed in order to consider and approve the declaration of the dividend for the operating results of 2002 to the shareholders whose names appeared in the Company's share register book as of 9 April 2003, at a rate of Baht 0.50 per share, totalling Baht 1,468.50 million. The dividend shall be paid on 26 May 2003.

Resolution : It was unanimously resolved that the declaration of the dividend for the operating results of 2002 as proposed above be approved.

Agenda 6 To consider and approve the appointment of the Company's auditors for the year 2003 and to fix their remuneration

Mrs. Siripen Sitasuwan, the President of the Company, proposed that the meeting to consider and approve the re-appointment of the auditors of PricewaterhouseCoopers ABAS Company Limited (PwC) as the Company's auditors for the year 2003. The name list of auditors is as follows:

1. Mr. Prasan Chuaphanich	CPA (Thailand) No.3051
2. Miss Nangnoi Charoenthanveesub	CPA (Thailand) No.3044
3. Mrs. Suwannee Bhuripanyo	CPA (Thailand) No.3371
4. Mr. Pasit Yuengsrikul	CPA (Thailand) No.4174

Any of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the absence of the above named auditors, PwC is authorized to identify one other auditors of PwC who qualifies as a Certified Public Accountant to carry out the work. The auditor's remuneration for the year 2003 will be fixed up to Baht 2,200,000 which is the same as that of last year.

Resolution : It was unanimously resolved that the appointment of the Company's auditors and their remuneration as proposed above be approved.

Agenda 7 To consider and approve the election of new directors to replace those retired by rotation and to determine the authorized signatories of the Company and to fix their remuneration for the year 2003

Mr. Boonklee Plangsiri, the Executive Chairman informed the meeting that

7.1 At every annual general meeting of shareholders, one-third of the Board of Directors who has been longest in office must retire by rotation according to Article 18 of the Company's Articles of Association. However, the retiring directors are eligible for re-election. The directors who must retire by rotation of this Annual General Meeting of Shareholders are as follows:

(1) Mr. Bhanapot Damapong	: Chairman of the Board of Directors Directors and authorized director
(2) Mrs. Siripen Sitasuwan	: Authorized Director
(3) Mr. Virach Aphimeteetamrong	: Director and audit committee

The Board of Directors as agreed by the Nominated Committee approved to re-elect those retired directors being the directors of the Company. Details of them in respect of the age, percentage of shareholding, educational

background, work experience, Board of Directors' meeting attendance record, and contributions to the Company of each director were sent to the shareholders together with the notice of this annual general meeting of shareholders.

7.2. The Board approved to maintain the currently authorized Company's signatories as follows;

"Mr. Bhanapot Damapong Mr. Boonklee Plangsiri Mr. Arak Chonlatanon Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed"

7.3. The Board approved the remuneration of the Chairman of the Board and independent directors of the Company which is to be comparable to similar industries, as agreed by the Remuneration Committee, be fixed up to Baht 8,000,000 per annum. The remuneration comprises salary, bonus, fringe benefit, provident fund, and meeting allowance.

The meeting allowance for the Board meeting shall be paid at the rate of Baht 20,000 each to independent directors of the Company only. In addition, the independent directors who simultaneously act as a member of any Committees of the Company shall also receive another Baht 20,000 except in the case of independent directors who act as the chairman of any Committee shall be paid Baht 25,000 for attending a Committee meeting.

The meeting then was proposed to consider and approve the above three matters.

Resolution:

7.1 It was unanimously resolved that (Mr. Bhanapot Damapong, interested person holding 404,430,300 of the Company's shares, abstained from voting) the re-election of those directors who retired by rotation being the Company's directors as proposed above be approved.

7.2 It was unanimously resolved that the authorized signatories remain the same as proposed above be approved.

7.3 It was unanimously resolved that not exceeding Baht 8,000,000 of the directors' remuneration for the year 2003 as proposed above be approved.

Agenda 8 To consider and approve the issuance and offering of 18,083,700 units of warrants to purchase the Company's ordinary shares (the "Warrants") to the directors, employees and advisors of the Company under the ESOP Program, Grant II

Mr. Boonklee Plangsiri, Chairman of the Executive Committee, informed the meeting that the objective of the ESOP program is to motivate and reward directors, employees, and advisors of the Company to perform their duties in the best interests of the Company. This should in turn bring about the long-term benefits to the Company as well as retain them with the Company. The Company will issue and offer the Warrants to directors,

employees, and advisors of the Company once a year for 5 consecutive years. The number of Warrants to be issued and offered under ESOP Grant II in this year 2003 is 18,083,700 units. These Warrants will be offered to not exceeding 35 specific persons (private placement). Most terms and conditions of this Grant will be similar to the terms and conditions of Grant I, except:

1. <u>Exercise Price</u>
   - The exercise price of Grant I is the closing price prior to the issuing and offering date of warrants.
   - The exercise price of Grant II is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting. Today, the shareholders can realize the exercise price of ESOP Grant II, which is Baht 13.67.

2. <u>Terms and Conditions</u>
   - According to the Terms and Conditions of ESOP Grant I, unvested options over warrants shall be forfeited if the director or employee dies, disappears, becomes infirm, or resigns from the Company due to a Company transfer order. In this Grant II, the unvested options will be deemed to still exist, and the director or employee concerned shall have the right to exercise the Warrants throughout the term of the Warrants.

Details of the ESOP Grant II were sent to the shareholders together with the notice of this annual general meeting of shareholders.

In addition, the Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine related other provisions pertaining to the issuance of the warrants, including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the warrants.

The meeting was proposed to consider and approve this matter.

<u>Resolution:</u> The meeting considered the above and resolved, by a vote of 1,948,003,820 shares or 99.97 percent of the total shares present at the meeting and with the right to vote that the issuance and offering of 18,083,700 units of warrants under the ESOP Grant II as per the above details in all respects and that the Board of Directors be hereby authorized to do any necessary and reasonable act under the ESOP Grant II be approved. There were 550,000 shares or 0.03 percent of the total shares present at the meeting and with the right to vote and there were no abstentions from voting.

Agenda 9 To consider and approve the allocation of 18,083,700 new ordinary shares, at the par value of Baht One each in order to reserve for the exercise of the Warrants under the ESOP Program, Grant II

Mr. Boonklee Plangsiri, Chairman of the Executive Committee informed the meeting that pursuant to the approval of the issuance and offering of warrants to directors, employees and advisors of the Company at a number of 18,083,700 units under the ESOP Grant II in Agenda 8 above, the shareholders' meeting must also pass a resolution for the allocation of 18,083,700 ordinary shares (One Baht par value each) to be reserved for the exercise of the warrants under ESOP Grant II. The reserved shares shall be allocated out of the total 920 million capital increase ordinary shares (One Baht par value each) which are allocated for a private placement as resolved at the Extraordinary General Meeting of Shareholders No. 2/1999 held on 16 July 1999. After reserving 18,083,700 ordinary shares for this warrant exercise, there would be 901,916,300 unissued shares (One Baht par value each) left in the Company for future private placement.

Provided that, the Executive Committee or the person assigned by the Board of Directors be empowered to consider and determine details and related conditions as well as any other necessary and reasonable activities relating to the ordinary share allocation to be reserved for the exercise of the right under the warrants of 18,083,700 ordinary shares (One Baht par value each), including to list the capital increase ordinary shares in the Stock Exchange of Thailand.

The meeting was proposed to consider and approve this matter.

Resolution: The meeting considered the above and resolved, by a vote of 1,948,003,820 shares or 99.97 percent of the total shares present at the meeting and with the right to vote that the allocation of 18,083,700 ordinary shares (One Baht par value each) reserved for the exercise of the Warrants under the ESOP Grant II be approved. There were 550,000 shares or 0.03 percent of the total shares present at the meeting and with the right to vote and there were no abstentions from voting.

Agenda 10 To consider and approve the allocation of the Warrants exceeding 5% of the Warrants issued under ESOP Program, Grant II to directors, employees and advisors of the Company

The Chairman stated that the meeting has approved the ESOP program, Grant II in the Agenda 8 above. The Board of Directors and the Remuneration Committee for the ESOP program have approved to allocate the warrants exceeding 5 % of ESOP Grant II to the directors and the executive staff of the Company and its subsidiaries, totalling 4 persons as listed in the notice of this shareholders meeting due to their high competency, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty with the highest benefits of the Company at all time. The warrant allocation of this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. The names of the directors and executive staff who have been

nominated to be eligible for the warrant allocation exceeding 5% of the program as follows:

1. Mr. Boonklee Plangsiri, Director and the Chairman of the Executive Committee of Shin Corporation Public Company Limited, has been nominated to be eligible for the warrant allocation at a number of 9,484,600 units or 52.45 % of the total number of warrants under ESOP Grant II. During last year, Shin Corporation Public Company Limited had 5 Board of Directors' meetings. He attended all 5 Board of Directors' meetings.

The meeting was proposed to consider and approve this matter.

Resolution: The meeting considered the above and resolved, by a vote of 1,948,003,820 shares or 99.97 percent of the total shares present at the meeting and with the right to vote that the warrants allocated to Mr. Boonklee Plangsiri as per the above details be approved in all respects. There were 550,000 shares or 0.03 percent of the total shares present at the meeting and with the right to vote and there were no abstentions from voting.

2. Mr. Somprasong Boonyachai, the Vice Chairman of the Executive Committee/ Human Resources of Shin Corporation Public Company Limited and as a Directorship of Shin Satellite Public Company Limited (a subsidiary of Shin Corporation Public Company Limited) in 2002, has been nominated to be eligible for the warrant allocation at a number of 1,793,800 units or 9.92 % of the total number of warrants under ESOP Grants II. Shin Satellite Public Company Limited had 8 Board of Directors' meetings. He attended all 8 Board of Directors' meetings.

The meeting was proposed to consider and approve this matter.

Resolution: The meeting considered the above and resolved, by a vote of 1,948,003,820 shares or 99.97 percent of the total shares present at the meeting and with the right to vote that the warrants allocated to Mr. Somprasong Boonyachai as per the above details be approved in all respects. There were 550,000 shares or 0.03 percent of the total shares present at the meeting and with the right to vote and there were no abstentions from voting.

3. Dr. Dumrong Kasemset, the Vice Chairman of the Executive Committee/ Portfolio Management of Shin Corporation Public Company Limited and Director of Shin Satellite Public Company Limited (a subsidiary of Shin Corporation Public Company Limited), has been nominated to be eligible for the warrant allocation at a number of 1,793,800 units or 9.92 % of the total number of warrants under ESOP Grant II. During last year, Shin Satellite Public Company Limited had 8 Board of Directors' meetings. He attended all 8 Board of Directors' meeting

The meeting was proposed to consider and approve this matter.

Resolution: The meeting considered the above and resolved, by a vote of 1,948,003,820 shares or 99.97 % of the total shares present at the meeting and with the right to vote that the warrants allocated to Dr. Dumrong Kasemset as per the above details be approved in all respects. There were 550,000 shares or 0.03 per cent of the total shares present at the meeting and with the right to vote and there were no abstentions from voting.

4. Mrs. Siripen Sitasuwan, President of Shin Corporation Public Company Limited has been nominated to be eligible for the warrant allocation at a number of 943,700 units or 5.22 % of the total number of warrants under ESOP Grant II. During last year, Shin Corporation Public Company Limited had 5 Board of Directors' meetings. She attended 4 Board of Directors' meetings.

The meeting was proposed to consider and approve this matter.

Resolution: The meeting considered the above and resolved, by a vote of 1,948,003,820 shares or 99.97 % of the total shares present at the meeting and with the right to vote that the warrants allocated to Mrs. Siripen Sitasuwan as per the above details be approved in all respects. There were 550,000 shares or 0.03 percent of the total shares present at the meeting and with the right to vote and there were no abstentions from voting.

Agenda No.11 To consider and approve an amendment to the terms and conditions of warrants offered to directors, employees and advisors of the Company under the ESOP Program, Grant I (the "Terms and Conditions I")

Mr. Boonklee Plangsiri, Chairman of the Executive Committee informed the meeting that in order to be in line with the terms and conditions of the ESOP Program, Grant II, and the board of directors' meeting has approved an amendment to the Terms and Conditions I regarding the termination of the exercise's rights. According to the Terms and Conditions I, unvested options over warrants shall be forfeited if a director or employee dies, disappears, becomes infirm, or resigns from the Company due to a Company transfer order. In this Grant II, the unvested options will be deemed to still exist and the director or employee concerned shall have the rights to exercise the warrants throughout the term of the warrants. The amended conditions are effective from the offering and issuance date (27 March 2002) of the ESOP Program, Grant I. Details of the conditions were sent to the shareholders together with the notice of this annual general meeting of shareholders.

The Meeting was proposed to consider and approve this matter.

Resolution: It was unanimously resolved that the amendment to the terms and conditions of warrants offered to directors, employees and advisors of the Company under the ESOP Program, Grant I (the "Terms and Conditions I") as per the above details be approved.

Agenda 12 To consider and approve an amendment to Article 10 of the Company's Articles of Association re: the Treasury Stock

Mr. Boonklee Plangsiri, Chairman of the Executive Committee proposed that the meeting consider and approve an amendment to Article 10 of the Company's Articles of Association in order to be in line with the Notification of the Stock Exchange of Thailand re: the Treasury Stock. The amendment is shown in the last paragraph of Article 10 as follow:

"Article 10 The Company may not own its shares or take them in pledge except for the following circumstances:

(1) The Company may buy-back its shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.

(2) The Company may buy-back its shares for the purpose of financial management of the Company when the Company has retained earnings and surplus liquidity and the share buy-back will not lead the Company into financial difficulties.

Provided that the shares bought back and held by the Company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights nor any right to receive dividends.

Shares bought back by the Company must be disposed of within a period of time specified by the Company in the share buy-back program. If the Company fails to dispose of the shares bought back within the specified time, the Company will reduce its paid-up capital by way of registered share cutting for the indisposed portion.

The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations.

The repurchasing of the said shares shall be approved by the Shareholders' Meeting unless the total amount of those repurchased shares do not exceeding 10 per cent of the paid up capital, the Company's Board of Directors shall be authorized to approve such repurchasing."

The meeting was proposed to consider and approve this matter.

Resolution: It was unanimously resolved that the amendment to Article 10 of the Company's Articles of Association as per the above details be approved.

Conclusion

There was no other business proposed at the meeting. The Chairman of the meeting expressed his sincere thanks to the shareholders for attending this shareholders' meeting. The meeting adjourned at 3.10 p.m.

- (signed) -
Mr. Bhanapot Damapong
Chairman of the Meeting

Minutes prepared by
- (signed) -
Miss. Sareerat Khangkhandee

Enclosure 2

ANNUAL REPORT

Information of the Directors who retired by Rotation and Re-Elected



Name Mr. Boonklee Plangsiri

Title Director and Chairman of the Group Executive Committee

Age 52

Shareholding (%) * 0.045 % (as at 31 March 2004)

Relationship with Management - none -

Highest Education M.A. in Computer Engineering, University of Illinois (Urbama Champaign), USA

Experience

2001-present	Chairman of the Board of Director, ITV Plc.
2001-2002	Chairman of the Executive Committee, ITV.Plc.
1997 -present	Director, Advanced Info Service Plc., Shin Satellite Plc.
1999 -present	Director and Chairman of the Group Executive Committee, Shin Corporation Plc.
1997 - 2000	Director and Member of the Executive Committee, Shin Corporation Plc., Advanced Info Service Plc. and Shin Satellite Plc.
1995 - 1996	Vice Chairman of the Executive Committee (Operation), Shinawatra Group
1993 - 1994	President of Shinawatra Group

Directors Present 6 of 6

Illegal Record in the past 10 years - none-

Contribution of The Company

- Be the leader in creation of Shin Corporation Plc.'s vision and SHIN Group.
- Developing aggressive strategies to operate SHIN Group's businesses.
- Be the top leader in monitoring and managing SHIN Group and developing competitiveness of SHIN Group's business.

Information of the Directors who retired by Rotation and Re-Elected



Name	Mr. Niwatthamrong Boonsongpaisan
Title	Director, Group Vice Chairman of the Group Executive Committee, Chairman of the Executive Committee-Media and Advertising Business
Age	55
Shareholding (%) *	0.028 % (as at 31 March 2004)
Relationship with Management	-none-
Highest Education	Master's Degree Course work in Computer Sciences, Chulalongkorn University Bachelor's Degree in Education Srinakarintrawirot University
Experience	2002-present Director and Chairman of the Executive Committee ITV Plc. 2001-2002 Director and Vice Chairman of the Executive Committee, ITV Plc. 2001-present Director and Executive Committee Shin Corporation Plc. 2000-present Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc. 1995-present Chairman of the Executive Committee - Media and Advertising Business 1993-1994 President, Shinawatra Computer and Communications Plc.
Directors Present	4 of 6
Illegal Record in the past 10 years	-none-
Contribution of The Company	- Be the top leader in monitoring the Media and Advertising Business of SHIN Group such as ITV Plc., SC Matchbox Co., Ltd. etc. - Be a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies. - Be the top leader in monitoring corporate image and public relations of SHIN Group.

Information of the Directors who retired by Rotation and Re-Elected



Name Mr. Arak Chonlatanon

Title Director, Group Vice Chairman of the Group Executive Committee, and Chairman of the Executive Committee - E-Business

Age 53

Shareholding (%) * 0.017 % (as at 31 March 2004)

Relationship with Management -none-

Highest Education Electronic Engineering, Chulalongkorn University

Experience

2001-present	Director, Shin Corporation Plc. and Member of the Executive Committee
2000-present	Chairman of the Executive Committee-E-Business, Shin Corporation Plc.
2000-2002	Member of the Executive Committee, Advanced Info Service Plc.
1998-present	Member of the Executive Committee, Shin Corporation Plc.
1993-1998	President, Shinawatra International Plc.
1991-1992	President, Advanced Info Service Plc.

Directors Present 4 of 6

Illegal Record in the past 10 years -none-

Contribution of The Company

- Be the top leader in monitoring the electronic and other businesses of SHIN's Group such as low-cost airline business, consumer finance business, and etc.
- Be a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies.

Enclosure 3

Information of the Directors who retired by Rotation and Re-Elected



Name	Ms. Chua Sock Koong
Title	Director
Age	46
Shareholding (%) *	-none-
Relationship with Management	-none-
Highest Education	Bachelor of Accountancy (1st Class Honours), University of Singapore
Experience	2001-present Director, Shin Corporation Plc. 1999-present Chief Financial Officer, Singapore Telecom 1995-1999 Senior Vice President (Corporate Affairs & Finance), Singapore Telecom 1992-1995 Vice President (Corporate Affairs)/ Treasurer, Singapore Telecom 1989-1992 Treasurer, Singapore Telecom
Directors Present	2 of 6
Illegal Record in the past 10 years	-none-
Contribution of The Company	- Be an expert in finance and investment areas of Singapore Telecom. Giving beneficial consultant on strategies and investment policy of the Company. - Be a person who initiates and brings about national policy to analyse and adapt it to develop the Company performance.

Shin Corporation Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP) Grant III

1. Objectives and necessities of offering securities to directors, employees and advisors of the Company

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants issued and offered in 2002 being 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 being 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, and III is equivalent to 2.06 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant III as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	13,660,200 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.

Reserved Shares: 13,660,200 shares (at the par value of Baht 1), or 0.46 of the total paid-up shares.

Warrant Allocation Method: Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.

Exercise Ratio: One warrant per one ordinary share

Exercise Price: The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.

Issuing and Offering Date: The Company's Executive Committee will determine the date of issuing and offering of warrants

Exercise Period: The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year: Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.
In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Second Year: Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.
In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Third Year: Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.
In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares: -None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants

A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time:

Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That

person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants

If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment

The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	2,945,321,800 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	=	13,660,200 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	=	2,958,982,000 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	=	99.54 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	2,945,321,800 shares (at a par value of Baht 1 each)
Number of reserved shares for the exercise of warrant shares to be allocated to directors, employees and advisors	=	13,660,200 shares (at a par value of Baht 1 each)
Ratio of reserved shares to total issued shares	=	0.46 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees and Advisors who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	7,083,700	51.86
2. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee – Human Resources	976,000	7.14
3. Dr. Dumrong Kasemset Vice Chairman of the Executive Committee – Portfolio Management	976,000	7.14
4. Mr. Niwat Boonsong Director and Vice Chairman of the Executive Committee – Corporate Public Relations	764,200	5.59
5. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	763,400	5.59

6. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	679,300	4.97
7. Mr. Tanadit Charoenchan Vice President - Finance and Accounting of Shin Satellite Public Co., Ltd. (Director's subsidiary)	170,200	1.25

Note: *The amount of warrants to be issued and offered will be 13,660,200 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. **List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants**

Name	Position	Number of Allocated Warrants (Units)	% of Total Allocated Warrants
7.1 Mr. Boonklee Plangsiri	Director and Chairman of the Executive Committee	7,083,700	51.86
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 6 times Attending 6 times*			
7.2 Mr. Somprasong Boonyachai	Vice Chairman of the Executive Committee – Human Resources	976,000	7.14
7.3 Dr. Dumrong Kasemset	Vice Chairman of the Executive Committee – Portfolio Management	976,000	7.14
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Satellite Public Company Limited (a Subsidiary of the Company) *No. of meetings 5 times Attending 5 times*			
7.4 Mr. Niwat Boonsong	Director and Vice Chairman of the Executive Committee – Corporate Public Relations	764,200	5.59
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 6 times Attending 4 times*			
7.5 Mrs. Siripen Sitasuwan	Director and Chief Financial Officer and President	763,400	5.59
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 6 times Attending 5 times*			

Opinion of the Board of Directors and the Remuneration Committee
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the *Enclosure 6*.

The total amount of warrants to be issued and offered will be 13,660,200 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

SHIN CORPORATION

Enclosure 5

(Translation)

Details of the allocation of ordinary shares in order to reserve for exercise of warrants

under the ESOP Program, Gant III

Shin Corporation Public Company Limited

---

1. Allotment of new shares

The Board of Directors has approved to allot 13,660,200 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 13,660,200 equivalent to 0.46 percent of the total paid-up capital of the Company, to reserve for the exercise of warrants, to be issued to the Company's directors, employees and advisors under ESOP Grant III. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

1.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors, employees and advisors (ESOP Grant III)	13,660,200	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

Note The details of the ESOP are shown in **Enclosure 4.**

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approval from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

1.2 The Company's plan in case there is a fraction of shares remaining

-None-

1.3 The remaining unissued shares after this allocation will be 1,702,256,100 shares, at the par value of Baht 1 each, totaling Baht 1,702,256,100.

2. **Schedule for Shareholders Meeting to approve the capital increase/ allotment**

The Annual General Meeting of Shareholders for 2004 will be held on April 23, 2004, at 2.00 p.m. at the Auditorium Room, 19th Floor, No. 414 Shinnawatra Tower 1, Phaholyothin Road, Samsennai, Payathai, Bangkok 10400. The Company will close the shareholder register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2004 from April 5, 2004 at 12.00 noon until the Annual General Meeting of Shareholder for 2004 is adjourned.

3. **Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)**

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

4. **Objectives of the capital increase and plans for utilizing proceeds received from the capital increase**

The Company will use the proceeds from exercise of warrants as its working capital.

5. **Benefit to the Company from the capital increase/ share allotment:**

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

6. **Benefit to the shareholders from the capital increase/share allotment:**

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

7. **Other details necessary for shareholders to approve the capital increase/share allotment:**

-None-

8. **Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:**

Date	Actions
February 24, 2004	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 24, 2004	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 5, 2004	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2004
April 23, 2004	The holding of the Annual General Meeting of Shareholder for the year 2004
Within April 2004	Submit the Application for issuance and offer of the warrants and the registration statement and the draft of prospectus, to the Office of the Securities and Exchange Commission

SHIN CORPORATION

Enclosure 6

(Translation)

Opinion of the Remuneration Committee for ESOP Program

February 17, 2004

To : Board of Directors of Shin Corporation Public Company Limited

Whereas the Board of Directors Meeting of Shin Corporation Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Bhanapot Damapong as the Chairman of the Remuneration Committee, Mr. Olarn Chaipravat (Ph.D.) and Mr. Vithit Leenutapong as members of the Remuneration Committee to approve the names of directors, employees and advisors of the Company who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5(five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Corporation Public Company Limited respectively, totaling 5 (five) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Boonklee Plangsiri	7,083,700	51.86
2. Mr. Somprasong Boonyachai	976,000	7.14
3. Mr. Dumrong Kasemset (Ph.D.)	976,000	7.14
4. Mr. Niwattumrong Boonsongpaisan	764,200	5.59
5. Mrs. Siripen Sitasuwan	763,400	5.59

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above five directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

- Signed -

(Mr. Bhanapot Damapong)
Chairman of the Remuneration Committee for the ESOP Program
Shin Corporation Public Company Limited

Enclosure 6

(Translation)

Employee Stock Ownership Program - SHIN CORPORATION PLC. : 2004

1. **Number of allocated warrants 13,660,200 Units**
2. **The lists of directors / employees / advisors who are allocated the warrants at the number of exceeding 5% of the total warrants.**

No.	Name	Position	Started Working Date	No. of allocated warrants	% of the total warrants	Contribution to the company
1	Mr. Boonklee Plangsiri	Chariman of the Group Executive Committee Chariman of the Executive Committee - SHIN Corporation Plc.	15/07/1993	7,083,700	51.86%	- Be the leader on creation of Shin Corporation Plc.'s vision and SHIN Group. - Developing aggressive strategies to operate SHIN Group's businesses. - Be the top leader in monitoring and managing SHIN Group and developing competitiveness of SHIN Group's business.
2	Mr. Somprasong Boonyachai	Group Vice Chairman / Human Resources Chariman of the Executive Committee-Wireless Communications	10/02/1992	976,000	7.14%	- Be the top leader in monitoring the Wireless Communications Business of SHIN Group such as Advanced Info Service Plc., Advanced Contact Center Co.,Ltd. , Digital Phone Co.,Ltd. Advanced Data Network Communications Co.,Ltd. etc. - Be a co-leader on creation of SHIN Group's vision and developing SHIN Group's strategies. - Be the top leader in monitoring human resources matters of SHIN Group.
3	Mr. Dumrong Kasemset (Ph.D.)	Group Vice Chairman / Portfolio Management Chariman of the Executive Committee-Satellite & International	08/07/1991	976,000	7.14%	- Be the top leader in monitoring the Satellite & International Investment Business of SHIN Group such as SHIN Satellite Plc., CS Loxinfo Plc. , SHIN Broadband Internet (Thailand) Co.,Ltd., Cambodia Shinawatra Co., Ltd, Lao Telecom Co.,Ltd. etc. - Be a co-leader on creation of SHIN Group's vision and developing SHIN Group's strategies. - Be the top leader in monitoring portfolio management and investment relations of SHIN Group.
4	Mr. Niwattumrong Boonsongpaisan	Group Vice Chairman / Corporate Public Relations Chariman of the Executive Committee-Media and Advertising	01/02/1990	764,200	5.59%	- Be the top leader in monitoring the Media and Advertising Business of SHIN Group such as ITV Plc., SC Matchbox Co.,Ltd. etc. - Be a co-leader on creation of SHIN Group's vision and developing SHIN Group's strategies. - Be the top leader in monitoring corporate image and public relations of SHIN Group.
5	Mrs. Siripen Sitasuwan	President - SHIN Corporation Public Company Limited Group Chief Financial Officer	02/09/1991	763,400	5.59%	- Be the top leader in monitoring financial and funding management of SHIN Corporation Plc. - Be a co-leader on creation of SHIN Group's vision and developing SHIN Group's strategies. - Be the top leader in monitoring financial management of SHIN Group.

The Information of Independent Director
Shin Corporation Public Company Limited

1. Name	Mr. Olarn Chaipravat (Ph.D.)
Date of Birthday	5 December 1944
Title	Vice Chairman of the Board of Directors and Chairman of the Audit Committee
Relationship with Management	-None-
Highest Education	Ph.D. Economics, Massachusetts Institute of Technology (M.I.T.), USA.
Experience	Present Director and Chairman of the Audit Committee, Shin Corporation Plc. Council Chairman, Shinawatra University 1998 – 2001 Director, Siam Commercial Bank Plc. 1992 – 1998 President, Siam Commercial Bank Plc. 1990 – 1992 Director and Senior Executive Vice President, Siam Commercial Bank Plc. 1984 – 1990 Senior Executive Vice President, Siam Commercial Bank Plc.
Illegal record in past 10 years	- None -
Number of Shares Held in Shin Corporation Public Company	- None -

2. Name	Mr. Virach Aphimeteetamrong, (Ph.D.)
Date of Birthday	24 April 1943
Title	Director and Member of the Audit Committee
Relationship with Management	-None-
Highest Education	Ph.D. (Finance), University of Illinois, USA.
Experience	Present Dean Faculty of Commerce and Accountancy, Chulalongkorn University Director and Chairman of the Audit Committee, Asset Plus Plc. Chairman, Dr. Virach and Associates Public Accounting Firm 2001- Present Director and Member of the Audit Committee, Shin Corporation Plc.
Illegal record in past 10 years	- None -
Number of Shares Held in Shin Corporation Public Company	- None -

3. Name	Mr. Vithit Leenutapong
Date of Birthday	22 June 1955
Title	Director and Member of the Audit Committee
Relationship with Management	-None-
Highest Education	MBA, University of Southern California, USA.
Experience	2001 – Present Director and Member of the Audit Committee, Shin Corporation Plc. 1998 – 2000 Director and Member of the Audit Committee, Advanced Info Service Plc. Executive Director, Yontrakit Group Executive Director, Thai Yarnyon Co., Ltd. Executive Director - Sale and Marketing, Yontrakit Group
Illegal record in past 10 years	- None -
Number of Shares Held in Shin Corporation Public Company	- None -

Supplemental Proxy Form

The proxy is granted by a shareholder of Shin Corporation Public Company Limited.

For the Annual General Meeting of Shareholders for 2004 shall be held on 23 April 2004 at 2.00 p.m., at the Auditorium, 19th Floor, Shinawatra Tower 1, No. 414 Pahon-yotin Road, Kwaeng Samsen Nai, Khet Paya Thai, Bangkok or such other date, time and place as the meeting may be adjourned.

Agenda .... Re : ....

❑ Approve __________________ votes ❑ Disapprove ________________ votes ❑ Abstain ______________ votes

Agenda .... Re : ....

❑ Approve __________________ votes ❑ Disapprove ________________ votes ❑ Abstain ______________ votes

Agenda .... Re : ....

❑ Approve __________________ votes ❑ Disapprove ________________ votes ❑ Abstain ______________ votes

Agenda .... Re : ....

❑ Approve __________________ votes ❑ Disapprove ________________ votes ❑ Abstain ______________ votes

Agenda .... Re : ....

❑ Approve __________________ votes ❑ Disapprove ________________ votes ❑ Abstain ______________ votes

Agenda .... Re : ....

❑ Approve __________________ votes ❑ Disapprove ________________ votes ❑ Abstain ______________ votes

I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

Signed ________________________________ Grantor
( )
Date ________________________________

Signed ________________________________ Proxy
( )
Date ________________________________

Documents or Evidence Showing an Identity of the Shareholder or a Representative of the Shareholder Entitled to Attend the Meeting

1. **Natural person**

1.1 Thai nationality

(a) identification card of the shareholder (personal I.D. or identification card of government officer or identification card of state enterprise officer); or

(b) in case of proxy, identification card of the shareholder and identification card or passport (in case of a foreigner) of the proxy.

1.2 Non-Thai nationality

(a) passport of the shareholder; or

(b) in case of proxy, passport of the shareholder and identification card or passport (in case of a foreigner) of the proxy.

2. **Juristic person**

2.1 Juristic person registered in Thailand

(a) corporate affidavit, issued within 30 days by Commercial Registration Department, Ministry of Commerce; and

(b) identification card or passport (in case of a foreigner) of the authorised director(s) who sign(s) the proxy form including identification card or passport (in case of a foreigner) of the proxy.

2.2 Juristic person registered outside of Thailand

(a) corporate affidavit; and

(b) identification card or passport (in case of a foreigner) of the authorised director(s) who sign(s) the proxy form including identification card or passport (in case of a foreigner) of the proxy.

A copy of the documents must be certified true copy. In case of any documents or evidence produced or executed outside of Thailand, such documents or evidence should be notarised by a notary public.

Registration for attending the meeting

A shareholder or a proxy may register and submit the required documents or evidence for inspection at the meeting from 1.00 p.m. on 23 April 2004.

Procedures for attending of 2004 Annual General Meeting of Shareholders
Shin Corporation Public Company Limited
On 23 April 2004



Shareholders of Shin Corporation Plc.
Attending in Person
Proxy
Registered Desk attending in person (commence at 1.00 p.m.)
Registered Desk by proxy at 1.00 p.m.
Review the proxy
Showing ID Card
Showing the proxy and ID Card of the Grantor and Proxy
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman open the meeting At 2.00 p.m.
The Chairman proposed the agenda in order
If any shareholder would like to vote against or abstain to vote for any agenda, please raise your hand and give the number of shareholding in the ballot.
Company's officers collect the ballot only for the shareholder who votes against or abstain to vote/conclude the result
The Chairman announces the vote to the meeting

** Please return to the Company's officers the ballot for every agenda when the meeting be completed.*

Enclosure 8



PRADIPAT ROAD
SAPHAN KWAI
SUTTHISAN ROAD
SHINAWATRA TOWER II.
SOI PHAHONYOTHIN 9
BANGSUE POLICE STATION
SHINAWATRA TOWER I
SOI PHAHONYOTHIN 8
SOI AREE
PHAHON YOTHIN PLACE
THAI FARMERS BANK
IBM BUILDING
BOONPHONG BLDG.
PHAYATHAI 2 HOSPITAL
PHAHONYOTHIN ROAD
RATCHAWITHI HOSPITAL
VICTORY MONUMENT
ROBINSON DEPARTMENT STORE

LOCATION MAP : SHINAWATRA TOWER I

SHINAWATRA TOWER I : 414 PHAHONYOTHIN Rd., SAMSEN NAI, PHAYATHAI, BANGKOK 10400 THAILAND
TEL : (662) 299-5000